AMENDMENT TO BY-LAWS
                          OF PBHG INSURANCE SERIES FUND
                           A Delaware Statutory Trust


Effective February 18, 2004, the following sections of the By-Laws of the Trust have been amended and restated as follows:

Section 1 of Article III
         Section 1. Executive Officers. The initial executive officers of the Trust shall be elected by the Board of Trustees as soon as practicable after the organization of the Trust. The executive officers shall include a President, one or more Vice Presidents (the number thereof to be determined by the Board of Trustees), a Secretary and a Treasurer. The Board of Trustees may also in its discretion appoint Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other officers, agents and employees, who shall have such authority and perform such duties as the Board may determine. The Board of Trustees may fill any vacancy which may occur in any office. Any two offices, except for those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument on behalf of the Trust in more than one capacity, if such instrument is required by law or by these Bylaws to be executed, acknowledged or verified by two or more officers.

Section 4 of Article III (re-designated as Section 5 of Article II)
         Section 5. Chairman of the Board. The Chairman of the Board, if any, shall be selected from among the Trustees. The Chairman of the Board, if any, shall preside at all meetings of the Shareholders and the Board of Trustees, if the Chairman of the Board is present. The Chairman of the Board shall have such other powers and duties as shall be determined by the Board of Trustees. Unless otherwise prohibited by law, the Chairman of the Board may be either an "interested person" as defined in section 2(a)(19) of the Investment Company Act of 1940, or a Trustee who is not an interested person.

Section 5 of Article III (re-designated as Section 4 of Article III)
         Section 4. Vice Presidents. One or more Vice Presidents shall have and exercise such powers and duties of the President in the absence or inability to act of the President, as may be assigned to them, respectively, by the Board of Trustees or, to the extent not so assigned, by the President. In the absence or inability to act of the President, the powers and duties of the President not otherwise assigned by the Board of Trustees or the President shall devolve upon the Vice Presidents in the order of their election.

Sections 6-10 of Article III were re-designated as Sections 5-9 of Article III, respectively.